Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE	NEWS

Discount Investment Corporation Commences Additional Offer Period for Elron Tender Offer

—     All conditions to the tender offer have been satisfied

Tel Aviv, Israel, August 17, 2004 – Discount Investment Corporation Ltd. (TASE: DISI) today announced that all of the conditions have been satisfied for its previously-announced tender offer to purchase 2,203,425 ordinary shares of Elron Electronic Industries Ltd. (Nasdaq & TASE: ELRN) for $15.00 per share, net to the seller in cash, less any required withholding taxes and without interest. According to a count by the depositaries for the offer, as of 5:00 p.m., New York time, or 12:00 midnight, Israel time, on August 16, 2004, there were (1) 13,138,801.73 Elron shares validly tendered and not properly withdrawn and (2) 10,545.28 Elron shares represented by notices of objection to the offer.

Accordingly, as required by Israeli law and as contemplated in its offer to purchase:

—	Discount Investment is providing an additional period of four calendar days, until 5:00 p.m., New York time, or 12:00 midnight, Israel time, on Friday, August 20, 2004, during which Elron shareholders who, with respect to each share owned by them, did not respond to the offer, have notified Discount Investment of their objection to the offer, or have tendered such share but withdrawn their tender prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on August 16, 2004, may tender such shares. Shareholders will have no withdrawal rights during this additional four-calendar day period; and

—	Discount Investment will purchase, subject to proration, the shares validly tendered in the offer (and not properly withdrawn) prior to 5:00 p.m., New York time, or 12:00 midnight, Israel time, on August 20, 2004, the final expiration date of the offer.

The closing price of Elron’s shares on the Nasdaq National Market on August 16, 2004 was $13.43 and on the TASE was NIS 61.80 ($13.64 based on an exchange rate of NIS 4.53 per United States dollar).

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO (as amended) previously filed by Discount Investment with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Elron. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Elron should read the tender offer materials, including any related amendments thereto, which were previously filed by Discount Investment, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer, including any related amendments thereto, which was previously filed by Elron, with the SEC and the ISA. Shareholders of Elron should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Elron. Discount Investment undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Discount Investment Corporation Ltd.: Discount Investment is an Israeli holding company founded in 1961, whose shares are listed on the Tel Aviv Stock Exchange under the symbol “DISI.” Discount Investment holds investments in companies, predominantly companies located in Israel or that are Israel-related, operating mainly in the fields of advanced technology, communications, industry, real estate and commerce.

Discount Investment Contact:
Oren Lieder, Senior Vice President and Chief Financial Officer
Tel: 972-3-607-5888
Email: oren.lieder@dic.co.il